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                                       FILED UNDER RULE 424(B)(3)

                             REGISTRATION STATEMENT NO. 333-41434



PROSPECTUS

                        2,600,000 Shares

                    HOMESTAKE MINING COMPANY

                          Common Stock


     This prospectus relates to the public offering, which is not being underwritten, of up to 2,600,000 shares of our common stock by Case, Pomeroy & Company, Inc. The prices at which Case Pomeroy may sell the shares will be determined by the prevailing market for the shares or in negotiated transactions. We will not receive any proceeds from the sale of shares offered under this prospectus.

     Our common stock is traded on the NYSE under the symbol
"HM."  The last reported sale price on August 3, 2000 was $5.25.
____________________________________________________________________

SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS PROSPECTUS TO READ
ABOUT IMPORTANT FACTORS YOU SHOULD CONSIDER BEFORE PURCHASING
SHARES OF THE COMMON STOCK.
____________________________________________________________________

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER
REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES
OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.














          The date of this prospectus is August 4, 2000

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                        TABLE OF CONTENTS

Homestake Mining Company  ...................................  1

Risk Factors  ...............................................  2

Cautionary Statements  ......................................  7

Use of Proceeds  ............................................ 11

Selling Stockholder Information  ............................ 11

Plan of Distribution  ....................................... 12

Where You Can Find More Information  ........................ 13

Incorporation by Reference  ................................. 14

Legal Matters  .............................................. 15

Experts  .................................................... 15

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                    HOMESTAKE MINING COMPANY

INTRODUCTION

     Homestake Mining Company is one of the largest North American-based gold mining companies with annual production of approximately 2.4 million gold equivalent ounces and reserves of approximately 18.8 million gold ounces and 110 million silver ounces at December 31, 1999. Homestake's operations include mineral exploration, extraction, processing, refining and reclamation. Gold bullion is Homestake's principal product. Homestake has significant operations in the United States, Canada and Australia. Homestake also has operations in Chile. Homestake is engaged in active exploration projects in the United States, Canada, Australia, Argentina, Chile and the Andean region of South America.

     Homestake is a Delaware corporation incorporated in 1983 as the parent holding company of Homestake Mining Company of California, which has been engaged in the gold mining business since 1877.


SIGNIFICANT 2000 DEVELOPMENTS

     In March 2000, Homestake announced that the mineralized material at its 60%-owned Veladero project in northwestern Argentina had increased to 220.6 million tons at an average grade of 0.035 ounces of gold and 0.668 ounces of silver per ton. The increase is based on information compiled from 87 additional holes drilled from June 1999 in the Amable and Filo Federico deposits, as well as step-out holes drilled north and east of Amable and southeast of Filo Federico.

     On July 14, 2000, Homestake acquired all of the issued and outstanding capital stock of Bargold Corporation, a Delaware corporation ("Bargold"), from Case Pomeroy. The purchase price, $42,899,250, was paid in cash and 2.6 million shares of Homestake common stock. The purchase price may be adjusted in certain circumstances. Bargold holds a 25% interest in the Round Mountain mine in Nevada. As a result of its acquisition of Bargold from Case Pomeroy, Homestake now owns 50% of the Round Mountain mine interests.

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                          RISK FACTORS

     The following risk factors should be considered in conjunction with the other information included in "Cautionary
Statements."


RISKS INHERENT IN GOLD EXPLORATION, DEVELOPMENT AND PRODUCTION

     The business of gold exploration, development and production by its nature involves significant risks. Among other things, the business depends on successful location of reserves and skillful management. Gold exploration is highly speculative in nature, involves many risks and frequently is non- productive. Once mineralization is discovered and determined to be economically recoverable, it usually takes a number of years from the initial phase of exploration until production commences, during which time the economic feasibility of production may change. Substantial expenditures are required to establish reserves through drilling, to determine means of production and metallurgical processes to extract the metal from ore and, in the case of new properties, to construct mining and processing facilities.

     Mining is subject to a variety of risks and hazards, including rock falls and slides, cave-ins, flooding and other weather conditions, and other acts of God. Homestake maintains and intends to continue to maintain, property and liability insurance consistent with industry practice, but such insurance contains exclusions and limitations on coverage. For example, coverage for environmental liability generally is limited and may be totally unavailable. There can be no assurance that insurance will continue to be available at economically acceptable premiums. Production costs also can be affected by unforeseen changes in ore grades and recoveries, permitting requirements, environmental factors, work interruptions, operating circumstances, unexpected changes in the quantity or quality of reserves, unstable or unexpected ground conditions, and technical issues.

     Most of Homestake's gold production and significant exploration activities take place in the United States, Australia and Canada, all of which historically have experienced relatively low levels of political and economic risk. Homestake also produces gold in Chile and conducts exploration activities in Argentina, Chile and the Andean region of South America. These regions generally have higher levels of political and economic risk than the United States, Australia and Canada, including greater potential for government instability, uncertainty of laws and legal enforcement and compliance, defects in or uncertainty as to title to mining property, expropriation of property, restrictions on production, export controls, currency non-convertibility, fluctuations in currency exchange rates, inflation and other general economic and political uncertainties.


RISKS OF GOLD AND SILVER PRICE FLUCTUATIONS AND HEDGING
ACTIVITIES

     The results of Homestake's operations are significantly affected by the market price of gold and, to a lesser extent, the market price of silver. The markets for gold and silver are worldwide markets. Gold and silver prices are subject to volatile price movements over short periods of time and are influenced by numerous factors over which Homestake has no control, including expectations with respect to the rate of inflation, the relative strength of the United States dollar and certain other currencies, interest rates, global or regional political or economic crises, demand for jewelry and industrial products containing gold and silver, speculation, and sales by central banks and other holders and producers of gold and silver in response to these factors.

     The following table shows the reported annual high, low, average and end of the period afternoon fixing prices of gold per ounce and silver per ounce in US dollars on the London Bullion
Market.

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                                YEAR ENDED DECEMBER 31,
                          1999    1998   1997    1996    1995
GOLD
 High  ................   $326    $313   $367    $416    $397
 Low  .................    253     273    283     367     372
 Average  .............    279     294    331     388     384
 Period End  ..........    290     287    290     368     387

SILVER
 High  ................  $5.71   $7.81  $6.27   $5.83   $6.04
 Low  .................   4.88    4.69   4.22    4.71    4.41
 Average  .............   5.22    5.54   5.17    5.19    5.19
 Period End  ..........   5.33    5.01   5.95    4.73    5.11


     The supply of gold and silver includes a combination of new mine production, recycling of industrial products containing gold and silver, and sales from existing stocks of bullion and fabricated gold and silver held by governments, public and private financial institutions, and individuals.

     In general, hedging enables a gold and silver producer to fix a future price for hedged gold and silver that generally is higher than the then current spot price. However, to the extent that sales of future production are hedged, the ability to realize future increases in prices may be reduced subject to the producer's ability to extend the expiry dates of the hedge contracts.

     Homestake has adopted a precious metals hedging policy under which Homestake, in appropriate circumstances, may enter into forward-sales transactions for up to 30% of its gold and silver production in each of the subsequent ten years (five years for silver) at prices in excess of certain targeted prices.
Homestake may also use, in appropriate circumstances, combinations of put and call option contracts, which provide an effective price floor for sales. To the extent Homestake has not hedged its production in forward-sales transactions or established price floors, its profitability is fully exposed to fluctuations in the current price of gold and silver in world markets.

     Homestake's results also are affected to a lesser degree by the market prices for sulfur and for crude oil. Sulfur prices are affected principally by the demand for fertilizer and the availability of by-product sulfur recovered during the refining and processing of oil and natural gas. Crude oil prices are affected principally by supply and demand for gasoline and fuel oil as well as global or regional political or economic crises.


RISKS ASSOCIATED WITH RESERVE REALIZATION

     Gold and silver reserves reported by Homestake reflect estimated quantities and grades of gold and silver in deposits and in stockpiles of mined material that Homestake believes can be mined, processed and sold at prices sufficient to recover the estimated future cash costs of production, remaining investment and anticipated additional capital expenditures. Reserves are estimates based upon drilling results, past experience with mining properties, experience of the person making the reserve estimates and many other factors. Reserve estimation is an interpretive process based upon available data. Further, reserves are valued based on estimates of future costs and future prices. Homestake's gold reserves at December 31, 1999 and 1998 are based on an assumed price of $325 per ounce. Silver reserves at December 31, 1999 and 1998 at the Eskay Creek mine are based on assumed silver prices of $5.25 per ounce and $5 per ounce, respectively.

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     Actual quality and other characteristics of ore deposits and gold and silver prices will differ from the assumptions used to develop reserves. Such differences may be significant.

     Sulfur and oil reserve realization is subject to similar risks. In the third quarter of 1997, Homestake wrote off its entire sulfur mine investment in light of the continued depressed world market for sulfur.


RISKS OF GOVERNMENT REGULATION OF MINING

     Homestake's mining operations are subject to extensive regulation governing development, production, labor standards, occupational health, waste disposal, use of toxic substances, environmental regulations, mine safety and other matters. Some jurisdictions also require or may in the future require the payment of royalties. Changes in regulations can have material impacts on anticipated levels of production, costs and profitability. It is possible that exploration, development or operation of a mine may be delayed or terminated as a result of the inability to obtain all required permits and government approvals on an economic basis, or the imposition of royalty payments or other government regulations.

     The United States Mining Law of 1872 (the "Mining Law") has been the subject of substantial debate and proposals for change for several years. While changes in the Mining Law may occur, Homestake cannot predict when or if changes will occur, or the extent to which any new legislation will exempt or otherwise "grandfather" existing mining operations, unpatented mining claims on which commercial discoveries have been made or unpatented mining claims for which the patenting process is partially complete. Under current law, persons staking unpatented mining claims on United States federal government property open to exploration (unpatented mining claims), upon the making and documenting of a discovery of most minerals (including gold and silver) in commercial quantities, are entitled to mine the property without payment of royalties and to secure title to the property (patented mining claims) at nominal cost. Under proposals made in recent years to amend the Mining Law, the United States government would be entitled to receive royalties based on either the gross or net value of production from government-owned property. This would have only minimal impact on Homestake's current operations, as substantially all of Homestake's current operations in the United States, other than its operations at Ruby Hill, are conducted on privately held land. It is possible that Homestake may be required to pay royalties on production from the Ruby Hill operation, which would increase the production cost over current estimates, but the amount of the increase, if any, is not predictable. Expansion at Homestake's Round Mountain mine also may occur on government-owned property, as to which royalties similarly might be payable. Should the Mining Law be so amended, it could reduce the amount of future exploration and development activity conducted by Homestake on federal government-owned property in the United States.


RISKS OF CURRENCY FLUCTUATIONS

     Gold and silver are sold throughout the world principally based on the US dollar price, but operating expenses of gold and silver mining companies generally are incurred in local currencies. Homestake's operations principally are based in the United States, Canada and Australia. Homestake engages in currency hedging in Canadian and Australian dollars to protect against significant currency fluctuations relative to the US dollar.

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RISKS OF NATIVE TITLE CLAIMS

Australia

     The decision of the High Court of Australia in 1992 in Mabo and Others v Queensland (No. 2) recognized traditional native title rights to land. That decision and the Racial Discrimination Act raised the possibility that mining and exploration tenements granted by the Crown after October 31, 1975, over areas where there were existing native title rights might be invalid to the extent of any inconsistency with those native title rights. State governments and industry demanded,
and were soon given, validation of all existing interests.   This
was achieved by virtue of the Native Title Act 1993 (Cth) and complementary State and Territory legislation. Since then the concept of native title and its consequences has been further clarified by the courts. In 1996, the High Court held in The Wik Peoples v Queensland that the grant of pastoral leases will not necessarily extinguish native title rights. (Many mining leases have been granted over areas of pastoral leasehold.) More recently, in March 2000, the Full Court of the Supreme Court of Western Australia held that Western Australian pastoral leases (subject to certain qualifications) and mining leases and general purpose leases granted under the Mining Act 1978 (WA) extinguish mining title. This has huge ramifications for the mining industry and in July 2000 the State Government issued guidelines setting out the information relating to historical tenure that applications have to provide in order to have mining tenements granted without reference to the Native Title Act.

     The Native Title Act also establishes a mechanism for determination of claims to native title. The legislation provides for a right to negotiate before the grant or renewal of certain tenements (other than renewals of tenements as of right, in accordance with the terms of their original grant) after January 1, 1994. Negotiations must take place between the native title holders or claimants, the grantee party and the government party. A grantee party may pay compensation to the native title holders and claimants for the future grant of a mining tenement. If agreement cannot be reached after negotiations in good faith for six months, court approval of the proposed tenement(s) can be applied for. Such court approval may include conditions with respect to compensation, but to-date, has not. The grant of a mining tenement ordinarily has the effect of suspending native title. Any compensation for the suspension is payable by the government that granted the tenement.

     In July 1998, the Native Title Amendment Act was passed by both houses of the Australian Parliament. The legislation came into operation on September 30, 1998, although in some respects it operates retroactively. The Act makes significant changes in the regime governing native title in Australia. Among other things, the new law (i) transfers the determination of native title claims to the Australian Federal Courts; (ii) requires that native title claims be registered in compliance with specified requirements in order to qualify for the right to negotiate;
(iii) permits registration of claims to be delegated to State bodies; and (iv) permits States to validate all titles issued between January 1, 1994 and December 23, 1996 on land which was the subject of freehold or leasehold title. Homestake cannot predict the extent to which the new law will impact its operations, but it is generally expected that the new law will facilitate and accelerate resolution of many native title issues and eliminate some uncertainties.

     There are a number of native title claims relating to the area of Homestake's 50% owned Kalgoorlie operations, but the validity of those claims has not been determined. In any event, all of the mining leases with respect to active mining operations at Kalgoorlie are pre-1994 leases and therefore native title claims will not affect their validity. There also are native title claims relating to areas in which Homestake's other Australian mining operations are conducted, but the validity of these claims also has not been determined. In any event, with the one exception described below, all of the other production mining leases are pre-1994 leases and their validity is not affected by native title claims.

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     One production mining lease was granted between January 1
and March 15, 1995, when Western Australia did not comply with the requirement of negotiation in granting these titles.
Legislation has now been passed to validate titles granted in Western Australia during this period.

     Some of Homestake's exploration tenements in Australia are subject to multiple native title claims. Should Homestake be successful in its exploration activities in these areas and seek to convert its interests to mining leases, it will be necessary to comply with the right to negotiate provisions of the Native Title Act. The requirements for negotiation and the possibility of a requirement to pay compensation may result in delay and increased costs for mining in the affected mining areas.


Canada

     In the Delgamuukw decision in December 1997, the Supreme Court of Canada (the "Supreme Court") affirmed that aboriginal tribal groups continue to have aboriginal rights in lands in British Columbia used or occupied by their ancestors in 1846. Those rights may vary from rights of limited use up to aboriginal title. The decision has created uncertainty regarding property rights in Canada (including mineral and other resource rights), particularly in British Columbia and other areas where treaties were not concluded with aboriginal groups. The Supreme Court stated these principles in broad terms, and did not apply them to any particular lands. The decision also did not address how aboriginal rights or title are to be reconciled with property and tenure rights previously sold or granted by the government. The Supreme Court did confirm that the extent of the aboriginal rights (including whether the rights rise to the level of aboriginal title) will depend on, among other things, the extent of prior aboriginal use and occupation. The Supreme Court also stated that, depending on the nature of the aboriginal rights, consultation with and compensation to (and possibly consent of) aboriginal groups may be required in connection with sales of government-owned land or granting of mining, forestry and other rights to use government-owned land. The Supreme Court indicated that rights of compensation derive from the government's fiduciary obligations to the aboriginal groups. The application of the principles enunciated in the decision will not be possible until subsequent decisions provide clarification, and the application of these principles to any particular land will not be possible until the exact nature of historical aboriginal use and occupancy and the resulting rights in the particular property have been determined.

     The governments of Canada and British Columbia have initiated a treaty negotiation process aimed at resolving outstanding issues of aboriginal rights and title in British Columbia, under the authority of the B.C. Treaty Commission. To date, a number of aboriginal groups have commenced negotiations under the B.C. Treaty Commission process. No treaties have yet been concluded under this process. Some aboriginal groups have withdrawn from negotiations and commenced litigation since Delgamuukw. The position of the provincial and federal governments is that it will not negotiate treaties with the aboriginal groups that are litigating claims in the courts.

     On August 4, 1998, the government of British Columbia and the government of Canada initialed a treaty with the Nisga'a Nation. The Nisga'a treaty was ratified by the Nisga'a Nation and by legislation by both the federal and the provincial governments, and came into effect on May 11, 2000. The Nisga'a treaty includes provisions granting fee simple title to 2,000 square kilometers of Crown land to the Nisga'a (Nisga'a lands), confirming non-exclusive aboriginal rights over an extended area, granting payment of compensation, and establishing the Nisga'a government. None of Homestake's operations or exploration properties are located in the area subject to the Nisga'a treaty.

     It is the stated policy of the British Columbia government that lands held in fee simple by third parties will not be subject to selection in treaty negotiations and that the province will respect the terms of all existing legal interests in Crown lands and resources including leases and licenses. However, where there are legal interests in Crown lands which, under a treaty, become settlement land, and where those

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legal interests have termination dates, subject to extensions or renewals, the province may decline to grant further extensions or renewals. The Nisga'a treaty contemplates that future rights and interests within the Nisga'a lands will be subject to negotiation with the Nisga'a government and to potential payment of fees, royalties or other charges to the Nisga'a government.

     Any confirmation by treaty of non-exclusive aboriginal rights on Crown land will mean the continuation of certain limitations and procedural requirements (such as consultation and possibly consent) on the disposition of Crown land and resources.

     There are aboriginal claims that extend to the area of British Columbia in which the Eskay Creek mine is located. This mining operation is conducted under government mining leases which grant the exclusive right to mine. There has not been any determination of the existence of any valid claim of aboriginal rights or title in the area. Homestake does not expect any interruption of its existing mining operations in British Columbia, and Homestake does not believe that its other Canadian operations will be materially adversely affected by aboriginal claims. However, Homestake expects that future Canadian activities, including exploration and development of new mines, could be slowed and could be adversely affected, depending on future legal developments in this area and the extent of aboriginal rights in any particular property.


United States

     There are no native title issues for Homestake's properties in the United States.


                      CAUTIONARY STATEMENTS

     This Prospectus contains certain information relating to Homestake that is based on the beliefs of management, as well as assumptions made by and information currently available to management. Any statements made in this Prospectus that are not historical in nature, including statements preceded by the words "anticipate," "believe," "estimate," "expect," "intend," "will" and similar expressions, as they relate to Homestake, are forward-looking statements (as such term is defined in the United States Private Securities Litigation Reform Act of 1995). Estimates of reserves, future production and future cash costs per ounce of gold-equivalent production are also forward-looking statements.

     The purpose of these cautionary statements is to identify certain important factors and assumptions on which forward-looking statements may be based or which could cause actual results to differ materially from those expressed in forward-looking statements. The important factors and assumptions set forth below should be read in conjunction with "Risk Factors" above.


RESERVES

     Gold and silver reserves reported by Homestake reflect estimated quantities and grades of gold and silver in deposits and in stockpiles of mined material that Homestake believes can be mined, processed and sold at prices sufficient to recover the estimated future cash costs of production, remaining investment, and anticipated additional capital expenditures. Estimates of costs of production are based on current and projected costs taking into account past experience and expectations as to the future. Estimated mining dilution is factored into reserve calculations.

     Reserves are reported as general indicators of the life of mineral deposits. Reserves should not be interpreted as assurances of mine lives or of the profitability of current or future operations. Reserves are estimated for each property based upon factors relevant to each deposit including drilling results, past

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experience with the property, experience of the persons making the reserve estimates and many other factors. Reserve estimation is an interpretive process based upon available data, and the actual quality and other characteristics of ore deposits cannot be known until mining has taken place.

     Changes in reserves over time generally reflect (i) efforts to develop additional reserves, (ii) depletion of existing reserves through production, (iii) actual mining experience, (iv) continued testing and development of additional information and
(v) price and cost forecasts. Grades of ore actually processed may be different from the stated reserve grades because of geologic variations in different areas mined, mining dilution, losses in processing and other factors. Recovery rates vary with the metallurgical and other characteristics and grade of ore processed. Actual quality and other characteristics of ore deposits, gold and silver prices, and costs of production will vary from the assumptions used to develop reserve estimates.
Such differences may be material.

     Gold and silver reserve calculations for properties operated by Homestake are prepared by Homestake. Gold and silver reserve calculations for properties not operated by Homestake are based on information provided to Homestake by the operator. Homestake periodically reviews such information but does not independently confirm the information provided by these operators.

     Homestake's sulfur reserves represent the quantity of sulfur in the Main Pass 299 deposit for which geological, engineering and marketing data give reasonable assurance of recovery and sale under projected economic and operating conditions at prices sufficient to cover the estimated future cash costs of production, and estimated future capital expenditures. Homestake's proven oil reserves at Main Pass 299 are the estimated quantity of crude oil and condensate which geological and engineering data give reasonable assurance of recovery and sale under projected operating conditions at prices sufficient to cover the estimated future cash costs of production, the remaining investment, and estimated future capital expenditures. The estimates are based on limited reservoir and engineering data. The reserve estimates are based on information provided by the operator. The operator principally relies on oil reserve estimations performed by third-party petroleum engineers. In the third quarter of 1997, Homestake wrote off its entire investment in the sulfur mine in light of the continued depressed market for sulfur.


ESTIMATES OF PRODUCTION

     Estimates of future production and mine life for particular properties are derived from annual mining plans that have been developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics), and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above, actual ore mined varying from estimates of grade and metallurgical and other characteristics, mining dilution, strikes and other actions by labor at unionized locations, restrictions imposed by government agencies and other factors. Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility reports prepared by company personnel and/or outside consultants) but, as such estimates do not have the benefit of actual experience, there is a greater likelihood that actual results will vary from the estimates.


MINERALIZED MATERIAL

     Mineralized material is gold-bearing material that has been physically delineated by one or more of a number of methods including drilling, underground work, surface trenching and other types of sampling. This material has been found to contain a sufficient amount of mineralization of an average

                                8
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grade of metal or metals to have economic potential that warrants further exploration evaluation. While this material is not currently or may never be classified as reserves, it is reported as mineralized material only if the potential exists for reclassification into the reserves category. This material has established geologic continuity, but cannot be classified in the reserves category until final technical, economic and legal factors have been determined and the project containing the material has been approved for development.


ESTIMATES OF OPERATING COSTS AND CAPITAL COSTS; CAPITAL PROJECTS

     Estimates of cash costs for mining operations are developed based on past experience, reserve and production estimates, anticipated mining and ground conditions, metallurgical recoveries, estimated costs of materials, supplies and utilities, exchange rates and other items. Estimates of amortization of noncash costs are based on total capital costs and reserve estimates and may change at least annually based on actual amounts of unamortized capital and changes in reserve estimates. If the net book value of mining operations exceeds the fair value, usually determined based on the estimated future undiscounted cash flows from that mine, then an impairment loss based on the discounted cash flows would be recognized as an expense in the period in which such evaluation is made.

     Estimates for reclamation and environmental remediation costs are developed based on existing and expected legal requirements, past reclamation experience, cost estimates provided by company employees and third parties and other factors. Estimates also reflect assumptions with respect to actions of government agencies, including exercise of discretion and the amount of time government agencies may take in completing processes required under applicable laws and regulations. As a result, final costs may vary significantly from estimates. Homestake periodically reevaluates reclamation cost estimates and reclamation reserves to take account of such factors.

     Estimates of future capital costs are based on a variety of factors and may include past operating experience, estimated levels of future production, estimates by and contract terms with third-party suppliers, expectations as to government and legal requirements, feasibility reports (which may be prepared by company personnel and/or outside consultants) and other factors. Capital cost estimates for new projects under development generally are subject to greater uncertainties than additional capital costs for existing operations.

     Estimated periods for completion of capital projects are based on many factors, including experience in completing capital projects, and estimates provided by and contract terms with contractors, engineers, suppliers and others involved in design and construction of projects. Estimates also reflect assumptions with respect to factors beyond the control of Homestake, including, but not limited to, the time government agencies may take in processing applications, issuing permits and otherwise completing processes required under applicable laws and regulations. Actual time to completion may vary significantly from estimates.

     Estimates of exploration costs are based upon many factors such as past exploration costs, estimates of the level and cost of future activities, and assumptions regarding anticipated results on each property. Actual costs may vary during the year as a result of such factors as actual exploration results (which could result in increasing or decreasing expenditures for particular properties), changed conditions, and acquisitions and dispositions of property.

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TAXES

     Homestake's operations are conducted in a number of jurisdictions, with differing rates of taxation, but substantially all of Homestake's revenues come from the United
States, Canada and Australia.

     The Canadian statutory tax rate, including federal and provincial income tax and mining tax is approximately 49%. The applicable United States tax rate is 21% (20% alternative minimum tax plus 1% state tax). The Australian statutory rate was 36% in 1999. In December 1999, the Australian government enacted certain significant changes to the structure of taxation in Australia. These changes included a reduction of the statutory rate to 34% for the fiscal year beginning July 1, 2000 and a further reduction to 30% for years thereafter. Further changes to the structure of taxation in Australia, the impacts of which currently are unknown, are expected to be enacted during 2000.

     Homestake's reported tax rate varies from the statutory rate because of certain differences between the tax laws and the accounting treatment of income and expenditures. For example, as a result of the acquisition of the minority interests in Prime, there was an increase in the basis of mining assets for financial reporting purposes that is not deductible for Canadian tax purposes. The problem is partially mitigated by the FASB 109 deferred tax purchase accounting adjustments established at the time of purchase. In addition, some of Homestake's foreign exploration costs are expensed for accounting purposes but are not yet deductible for tax purposes. Therefore, the tax benefit related to those expenditures cannot be recognized until there is sufficient taxable income generated in the jurisdictions where such expenditures are incurred. Certain Canadian accounting expenses cannot be deducted in calculating the mining tax. Homestake also has limited ability to utilize foreign tax credits in calculating its United States income tax.

     Homestake's overall effective tax rate is dramatically impacted by the geographic mix of its pretax income and losses. A greater proportion of income in a high tax jurisdiction, like Canada, can cause the consolidated effective tax rate to rise.

     Homestake's overall effective tax rate also can fluctuate significantly during a period of low gold prices, because the tax rate is affected by the ratio of tax expense to pretax income. Low pretax income or pretax losses can produce unusually high or unusually low effective tax rates (including the possibility of negative rates). This can occur if mining and income tax expenses continue to accrue on profitable mines in high tax jurisdictions while losses are incurred in low tax jurisdictions. The tax expense in the high tax jurisdiction is not fully offset by the tax benefit from losses generated in the low tax jurisdictions. As a result, as the income and tax expenses from all jurisdictions are blended into a consolidated total, the overall effective rate is disproportionately impacted.

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


                         USE OF PROCEEDS

     All of the shares of our common stock offered by this prospectus are being sold by Case Pomeroy. Homestake will not receive any proceeds from the sale of these shares.


                 SELLING STOCKHOLDER INFORMATION

     The shares offered by this prospectus may be offered from time to time by Case Pomeroy. This prospectus also covers any additional shares of common stock that become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

     When we acquired all of the outstanding capital stock of Bargold from Case Pomeroy on July 14, 2000, we issued 2,600,000 shares of common stock to Case Pomeroy. In connection with the acquisition, we undertook to file a registration statement covering the resale of the shares issued in such acquisition through the filing of this Form S-3.

     As of August 4, 2000, Case Pomeroy holds the following shares of Homestake Common Stock:

                    NUMBER OF
                     SHARES                          NUMBER OF
                  BENEFICIALLY         BENEFICIALLY   SHARES
NAME AND ADDRESS     OWNED     PERCENT  NUMBER OF      OWNED     PERCENT
OF BENEFICIAL        (PRE-        OF      SHARES      (POST-        OF
OWNER               OFFERING)   CLASS    OFFERED     OFFERING)    CLASS

Case, Pomeroy &   9,011,776(1)  3.55%   2,600,000   6,411,776(2)  2.53%
Company, Inc.
529 5th Avenue,
Suite 1600
New York, N.Y.
10017

(1) Case, Pomeroy & Company, Inc. has the sole power to vote and to dispose of its shares.

(2)    Assumes all offered shares are sold.

     Mr. Robert H. Clark, Jr. has been a director of Homestake since 1984. Mr. Clark has been Chairman since 1999, Chief Executive Officer since 1993, President since 1983, and a director since 1968 of Case Pomeroy. Mr. Clark and his family are controlling shareholders of Case Pomeroy. Mr. Clark and his spouse beneficially own a total of 39,014 shares of Homestake common stock as of July 14, 2000.

     In 1985, Case Pomeroy transferred to Homestake all of Case Pomeroy's interest in certain unpatented mining claims and other mineral properties in the United States and Canada previously jointly owned by Case Pomeroy and Homestake Sulphur. Case Pomeroy kept a 2.5% net smelter return royalty interest in the properties, subject to certain limitations. In addition, Case Pomeroy has the option to convert any part of the royalty into a 40% participating interest in the property following a determination that development of a property for commercial production is feasible. No royalties have been paid. We have no obligation to explore, develop or mine or spend any money on any of the property and we can abandon any of the property at any time after we first offer it to Case Pomeroy.

                      PLAN OF DISTRIBUTION

     We are registering all 2,600,000 shares on behalf of Case Pomeroy. All of the shares were issued to Case Pomeroy in connection with our acquisition of Bargold. We will not receive proceeds from this offering. Case Pomeroy may sell the shares from time to time, subject to certain restrictions. Case Pomeroy will act independently of us in making decisions with respect to the timing, manner and size of each sale.

     The sales may be made on the NYSE or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. Case Pomeroy may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

     * a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

     * purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus,

     * an exchange distribution in accordance with the rules of such exchange,

     * ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

     *  in privately negotiated transactions.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by Case Pomeroy may arrange for other broker-dealers to participate in the resales.

     Case Pomeroy may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with Case Pomeroy.

     Case Pomeroy also may sell shares short and redeliver the shares to close out such short positions. Case Pomeroy may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. Case Pomeroy also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Case
Pomeroy. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or Case Pomeroy may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

Because Case Pomeroy may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, Case Pomeroy will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. Case Pomeroy has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by Case Pomeroy.

     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Case Pomeroy will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the common stock by Case Pomeroy. The foregoing may affect the marketability of such securities.

     We will make copies of this prospectus available to Case
Pomeroy and have informed Case Pomeroy of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

     * the name of the selling stockholders and of the participating broker-dealer(s),

     *  the number of shares involved,

     *  the price at which such shares were sold,

     * the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

     * that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

     *  other facts material to the transaction.

     We will bear all costs, expenses and fees in connection with the registration of the shares. Case Pomeroy will bear all commissions and discounts, if any, attributable to the sales of the shares.


               WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a Registration Statement on Form S-3 under the Securities Act, relating to the common stock being offered. This prospectus is filed as part of the registration statement. Other parts of the registration statement are omitted from this prospectus. Statements made in this prospectus concerning the contents of any contract or other document are not necessarily complete. For a more complete description of the matter involved, you should read the entire contract or other document, which has been filed as an exhibit to the registration statement.

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Homestake's SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document Homestake files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     For a fee, the SEC will send copies of any of our filings to you.

     Our common stock is listed on the NYSE under the symbol
"HM", and our SEC filings can also be read at the following address:

     New York Stock Exchange
     20 Broad Street
     New York, NY  10048


                   INCORPORATION BY REFERENCE

      The SEC allows us to incorporate by reference the information we file with it, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities registered in this offering are sold:

     1.   Our Quarterly Report on Form 10-Q for the quarter ended
          March 31, 2000, filed May 12, 2000 (File #001-08736).

     2.   Our  Annual  Report  on Form 10-K for  the  year  ended
          December  31,  1999, filed March 27, 2000  (File  #001-
          08736).

     3.   Our  definitive  Proxy Statement filed March  21,  2000
          (File #000-08736).

     4. Current Report on Form 8-K dated January 18, 2000, filed January 18, 2000; and

     5. The description of the Homestake Common Stock and Homestake Rights contained in Homestake's Registration Statement on Form S-3 (No. 333-66311) filed on November 23, 1998, subsequent descriptions of amendments to the Homestake Rights Agreement, filed on Form 8-A/A filed on December 4, 1998 and April 8, 1999, and any amendment or report filed for the purpose of updating such descriptions.

     You may request a copy of these filings, at no cost, by writing us at the following address:

          Homestake Mining Company
          1600 Rivera Avenue, Suite 200
          Walnut Creek, CA 94596-3568
          Attn:  Corporate Secretary
     or by calling Investor Relations at (925) 817-1369.

     You should rely on the information incorporated by reference or provided in this Prospectus. We have not authorized anyone else to provide you will different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

     You should not assume that the information in this Prospectus or any Prospectus supplement is accurate as of any date other than the date on the front of those documents.


                          LEGAL MATTERS

     The validity of the common stock will be passed upon for us by Thelen Reid & Priest LLP, San Francisco, California.


                             EXPERTS

     The financial statements incorporated in this Registration Statement by reference to Homestake's Annual Report on Form 10-K for the year ended as of December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.